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                                                                     Exhibit 1.1


The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness, and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement..

                               (CHINA MOBILE LOGO)

                        CHINA MOBILE (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)


                                  ANNOUNCEMENT

The Company has commenced preliminary discussions with the parent company in relation to the acquisition of the mobile service operations of the mobile telecommunications companies in ten provinces and autonomous regions in the PRC. No indication can be given by the Company of the timing of the acquisition, and the transaction may or may not proceed. No financing plan has been formulated. In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

The board of directors (the "Board") of China Mobile (Hong Kong) Limited ("the Company") announces that the Company has commenced preliminary discussions with China Mobile Communications Corporation ("CMCC"), the parent company of the Company, in relation to the acquisition from CMCC of the mobile service operations of the mobile telecommunications companies in the ten provinces and autonomous regions in the PRC of Inner Mongolia, Jilin, Heilongjiang, Guizhou, Yunnan, Xizang, Gansu, Qinghai, Ningxia and Xinjiang. No indication can be given by the Company of the timing of the acquisition, and the transaction may or may not proceed. No financing plan has been formulated. Any acquisition transaction is likely to constitute a notifiable transaction under the Listing Rules and would be subject to conditions, including the receipt of all necessary approvals from the relevant regulatory authorities and the approval of the independent shareholders of the Company.

Further announcements will be made by the Company when the terms of the acquisition and the related financing are determined.

The Board also confirms that, save as disclosed above, there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

IN THE MEANTIME, INVESTORS ARE ADVISED TO EXERCISE CAUTION IN DEALING IN THE SECURITIES OF THE COMPANY.

                                              By order of the Board
                                        CHINA MOBILE (HONG KONG) LIMITED
                                                  WANG XIAOCHU
                                      Chairman and Chief Executive Officer


Hong Kong, 15 December 2003